Via Facsimile and U.S. Mail
Mail Stop 6010

August 17, 2006

William M. Rudolphsen
Senior Vice President
And Chief Financial Officer
Walgreen Co.
200 Wilmot Road
Deerfield, Illinois 60015

Re: Walgreen Co.
Form 10-K for Fiscal Year Ended August 31, 2005
Filed November 4, 2005
File No. 001-00604

Dear Mr. Rudolphsen:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief